Exhibit 99.1

FOR IMMEDIATE RELEASE

LXP Industrial Trust Suspends Strategic Alternatives Process

Remains Open to Opportunities to Maximize Shareholder Value

New York – April 8, 2022 – LXP Industrial Trust (NYSE: LXP) (“LXP” or the “Company”), a real estate investment trust (REIT) focused on single-tenant warehouse/distribution real estate investments, today announced that its Board of Trustees has unanimously determined to suspend the Company’s previously announced evaluation of strategic alternatives.

The LXP Board of Trustees (the “Board”), with the support of its independent financial and legal advisors, conducted a robust and thorough review process and held discussions with a wide array of strategic and financial investors regarding potential alternatives, including a sale or merger of the Company and other transactions. The feedback from multiple potential counterparties reaffirmed the attractiveness of the Company’s portfolio and validated LXP’s transformation strategy. The feedback also cited the significant changes to macroeconomic, geopolitical and financing conditions since the commencement of the review process on February 8, 2022, which have meaningfully impacted the M&A environment.

Accordingly, the Board has unanimously determined that the best path forward for shareholders at this time is for LXP to continue to operate as an independent company and execute its growth strategy while completing the final stages of its portfolio transformation and capitalizing on the mark-to-market opportunity embedded in its portfolio. As such, the Board has suspended the review process. The LXP Board and management team are committed to maximizing shareholder value and remain open to all opportunities to achieve this objective.

Richard S. Frary, Lead Independent Trustee of the Board, commented, "Following a thorough evaluation of alternatives the LXP Board determined that, the continued execution of LXP’s strategy remains the best path to enhance shareholder value at this time. As we continue to execute our disciplined growth strategy to build on our strong momentum, we will remain open to all alternatives to maximize shareholder value."

T. Wilson Eglin, Chairman, Chief Executive Officer and President of LXP, commented further, “Over the last five years, we have successfully transformed LXP into a leading, predominantly single-tenant industrial REIT with a much stronger portfolio and driven relative outperformance and substantial shareholder value. Throughout the strategic review process, we received clear feedback reaffirming the merits of LXP’s strategy and transformation, which has created a robust platform for continued growth.”

First Quarter Leasing Activity Update and 2022 Guidance

Additionally, LXP announced a leasing activity update for the first quarter of 2022, with new and renewal leases totaling 2.3 million square feet executed in its warehouse/distribution portfolio. This leasing activity resulted in Base and Cash Base rental increases of 27.7% and 18.1%, respectively.

Further, LXP announced its net income attributable to common shareholders per diluted common share for the year ended December 31, 2022 is expected to be within a range of $0.31 to $0.35, and its Adjusted Company Funds From Operations available to all equity holders and unitholders - diluted (“Adjusted Company FFO”) - for the year ended December 31, 2022 is expected to be within a range of $0.64 to $0.68 per diluted common share. This guidance is forward looking, excludes the impact of certain items and is based on current expectations. Adjusted Company FFO is a non-GAAP financial measure, which is defined and reconciled later in this press release.

LXP expects to announce its first quarter 2022 earnings results on May 5, 2022 and host a conference call the same day. Conference call and webcast details will be released in the coming weeks.

ABOUT LXP INDUSTRIAL TRUST

LXP Industrial Trust (NYSE: LXP) is a publicly traded real estate investment trust (REIT) focused on single-tenant warehouse and distribution investments across the United States. LXP seeks to expand its portfolio through acquisitions, development projects, and build-to-suit and sale/leaseback transactions. For more information or to follow LXP on social media, visit www.lxp.com.

Forward-Looking Statements

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under LXP's control which may cause actual results, performance or achievements of LXP to be materially different from the results, performance, or other expectations implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the headings “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in LXP's periodic reports filed with the Securities and Exchange Commission (the “SEC”). Copies of the periodic reports LXP files with the SEC are available on LXP's web site at www.lxp.com. Forward-looking statements, which are based on certain assumptions and describe LXP's future plans, strategies and expectations, are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “estimates,” “projects”, “may,” “plans,” “predicts,” “will,” “will likely result,” “is optimistic,” “goal,” “objective” or similar expressions. Except as required by law, LXP undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the occurrence of unanticipated events. Accordingly, there is no assurance that LXP's expectations will be realized.

Important Additional Information and Where to Find It

LXP has filed a preliminary proxy statement (the "Preliminary Proxy Statement") and form of associated WHITE proxy card with the SEC in connection with the solicitation of proxies (the "Solicitation") for LXP's 2022 annual meeting of shareholders (the "2022 Annual Meeting"). SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC BY LXP, INCLUDING LXP'S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain, free of charge, copies of LXP's definitive proxy statement, any amendments or supplements thereto and any other documents (including the WHITE proxy card) when filed by LXP with the SEC at the SEC’s website (http://www.sec.gov) or at LXP’s website at www.lxp.com within the investors section.

Certain Information and Where to Find It

LXP, its trustees and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Solicitation.

Additional information regarding the identity of these potential participants, none of whom owns in excess of one percent (1%) of LXP’s shares, and their direct or indirect interests, by security holdings or otherwise, are set forth in the Preliminary Proxy Statement and other materials to be filed with the SEC in connection with the Solicitation. To the extent holdings of LXP’s securities by such potential participants (or the identity of such participants) have changed since the information printed in the Preliminary Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

Non-GAAP Financial Measures

LXP has used non-GAAP financial measures as defined by SEC Regulation G in this press release and in other public disclosures.

LXP believes that the measures defined below are helpful to investors in measuring our performance or that of an individual investment. Since these measures exclude certain items which are included in their respective most comparable measures under generally accepted accounting principles (“GAAP”), reliance on the measures has limitations; management compensates for these limitations by using the measures simply as supplemental measures that are weighed in balance with other GAAP measures. These measures are not necessarily indications of our cash flow available to fund cash needs. Additionally, they should not be used as an alternative to the respective most comparable GAAP measures when evaluating LXP's financial performance or cash flow from operating, investing or financing activities or liquidity.

Funds from Operations (“FFO”) and Adjusted Company FFO: LXP believes that Funds from Operations, or FFO, which is a non-GAAP measure, is a widely recognized and appropriate measure of the performance of an equity REIT. LXP believes FFO is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. As a result, FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, interest costs and other matters without the inclusion of depreciation and amortization, providing perspective that may not necessarily be apparent from net income.

The National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as “net income (calculated in accordance with GAAP), excluding depreciation and amortization related to real estate, gains and losses from the sales of certain real estate assets, gains and losses from change in control and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in value of depreciable real estate held by the entity. The reconciling items include amounts to adjust earnings from consolidated partially-owned entities and equity in earnings of unconsolidated affiliates to FFO.” FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs.

LXP presents FFO available to common shareholders and unitholders - basic and also presents FFO available to all equity holders and unitholders - diluted on a company-wide basis as if all securities that are convertible, at the holder's option, into Lexington’s common shares, are converted at the beginning of the period. LXP also presents Adjusted Company FFO available to all equity holders and unitholders - diluted which adjusts FFO available to all equity holders and unitholders - diluted for certain items which we believe are not indicative of the operating results of LXP’s real estate portfolio. LXP believes this is an appropriate presentation as it is frequently requested by security analysts, investors and other interested parties. Since others do not calculate these measures in a similar fashion, these measures may not be comparable to similarly titled measures as reported by others. These measures should not be considered as an alternative to net income as an indicator of LXP’s operating performance or as an alternative to cash flow as a measure of liquidity.

Base Rent: Base Rent is calculated by making adjustments to GAAP rental revenue to exclude billed tenant reimbursements and lease termination income and to include ancillary income. Base Rent excludes reserves/write-offs of deferred rent receivable, as applicable. LXP believes Base Rent provides a meaningful measure due to the net lease structure of leases in the portfolio.

Cash Base Rent: Cash Base Rent is calculated by making adjustments to GAAP rental revenue to remove the impact of GAAP required adjustments to rental income such as adjustments for straight-line rents related to free rent periods and contractual rent increases. Cash Base Rent excludes billed tenant reimbursements and lease termination income and includes ancillary income. LXP believes Cash Base Rent provides a meaningful indication of an investments ability to fund cash needs.

LXP INDUSTRIAL TRUST AND SUBSIDIARIES RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED) 2022 EARNINGS GUIDANCE

	Twelve Months Ended December 31, 2022
	Range
Estimated:
Net income attributable to common shareholders per diluted common share(1)	$0.31	$0.35
Depreciation and amortization	0.63	0.63
Impact of capital transactions	(0.30)	(0.30)
Estimated Adjusted Company FFO per diluted common share	$0.64	$0.68

(1) Assumes all convertible securities are dilutive.

Contact:

Investor or Media Inquiries for LXP Industrial Trust:

Heather Gentry, Senior Vice President, Investor Relations

LXP Industrial Trust

Phone: (212) 692-7200

E-mail: hgentry@lxp.com

Media Contact:

Andrew Siegel / Lucas Pers

Joele Frank, Wilkinson Brimmer Katcher

Phone: (212) 355-4449